Joshua N. Korff To Call Writer Directly:	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile:
(212) 446-4943 joshua.korff@kirkland.com		(212) 446-4900

November 9, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs Katherine Wray

Re:	HealthPort, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 3, 2009

File No. 333-161381

Dear Mss. Jacobs and Wray:

This letter is being furnished on behalf of HealthPort, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2009 to Mr. Michael J. Labedz, President and Chief Executive Officer of the Company, with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-161381) (“Amendment No. 3”) that was filed with the Commission on November 3, 2009.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1. Amendment No. 4 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have also enclosed a courtesy package, which includes eight copies of Amendment No. 4, four of which have been marked to show changes from Amendment No. 3 to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Critical Accounting Policies

Revenue Recognition, Release of Information Services Segment, page 49

1.	We have reviewed your revised disclosures in response to our prior comments 4 and 5. We have the following additional comments.

•	We note your statement on page 71, that approximately 10% of your ROI revenue and 50% of your bad debt expense is related to small dollar billings to individuals. Expand your disclosure to clarify how you define the “small dollar billings to individuals” and indicate whether these small dollar billings represent a separate class of customer. In addition, expand your disclosure to provide the percentage of your accounts receivable that relates to these individuals in combination with your disclosures of the percentage of bad debt expense and ROI revenue. In addition, disclose when you establish an allowance for a past due account (i.e., number of days past due).

•	On page 71, you disclose that your accounts receivable allowance represents 31%, 30% and 27% of your accounts receivable at December 31, 2007, 2008 and at September 30, 2009. We further note you bill several hundred thousand transactions each month and the billings are to requestors that are not contracted customers. In light of these two factors, your disclosure should address how you have determined that collectability is reasonably assured and how you manage ongoing credit risk associated with each customer class to enable a reader to evaluate the quality of your receivables as a source of liquidity.

•	We note under your discussion of concentrations of credit risk on page F-17, that you have determined your exposure to credit risk with respect to accounts receivable is limited. Explain to us how you have reached this conclusion in light of your significant accounts receivable allowance, your business practice of billing the requestor of information who is not your contracted customer, and the fact that you bill several hundred thousand transactions each month. In this respect, consider revising these disclosures on page F-17 to address whether small dollar billing represents a concentration of credit risk and how you have determined the creditworthiness of the requestors.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 49, 50, 72 and F-17. In addition, the Company advises the Staff that the Company’s billing system reporting currently does not summarize its receivables by requestor type. However, the Company has revised its disclosure on page 49 to provide the percentage of revenue and percentage of bad debt expense related to individual patient requestors. The Company has also revised its disclosure to provide that as part of its analysis the Company considers trends related to all of its groups of requestors, including individual patient requestors. This analysis includes the collectability of its receivables, accounts receivable agings, write offs and DSO’s.

The Company further advises the Staff that its bad debt expense for the nine months ended September 30, 2009 was approximately 4.3% of its total revenue for both of its segments and 4.95% of its ROI revenue for its ROI segment.

Credit Facility and Senior Subordinated Notes, pages 72 and 74

2.	We note that you disclose the ramifications if you default under your credit agreement. Since your actual ratios are “close” to your various covenant ratios, you should provide an analysis of events that might occur that would cause you to not comply with those ratios. For example, consider including a discussion of the “margin” between the actual ratios and covenant ratios. That is, consider disclosing the amount of reduction of operating results that would cause the company to fail to comply with its covenant ratios. If it is reasonably likely that you will fail to be in compliance in twelve months or more, you should disclose the trends that could result in this outcome and the implications these events will have upon your liquidity.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 73 through 77.

Notes to Consolidated Financial Statements

Corporate Reorganization, page F-9

3.	Revise to disclose the information regarding accelerating the vesting of B-1 and B-2 shares as outlined in your response to prior comment no. 7. Your disclosures should include the amount of unrecognized compensation expense that will be recognized upon the acceleration. In addition, the impact of modifications, if material, should be disclosed.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page F-10.

U.S. Securities and Exchange Commission

Division of Corporation Finance

*        *        *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Joshua N. Korff
KIRKLAND & ELLIS LLP

cc:	Michael J. Labedz

Brian M. Grazzini

HealthPort, Inc.

Wayne D. Boberg

Matthew F. Bergmann

Winston & Strawn LLP